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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland	CA	94612-3400
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Cartier (800) 786-2998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/13

CB 9/3/13

OATH OR AFFIRMATION

I, Catherine Cartier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C Carter
Signature

President
Title

Pratistha
Notary Public

PRATISTHA RAI
COMM. # 1904011
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Comm Expires SEPT. 13, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplementary Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Years ended June 30, 2013 and 2012

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Board of Directors of Progressive Asset Management, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements that Progressive Asset Management, Inc. (Company) is filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, which comprise the statement of financial condition of as of June 30, 2013 and 2012, the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended and the related notes to the financial statements.

Responsibility of Management for the Financial Statements

The management of the Company is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US-GAAP); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the Auditor

Our responsibility is to express an opinion on the financial statements, based on our audits. We conducted the audits in accordance with auditing standards generally accepted in the United States of America (US-GAAS). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures we select depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control of the Company relevant to the preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but no to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

used and the reasonableness of significant accounting estimates made by the management of the Company, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2013 and 2012, and the results of its operations and cash flows for the years then ended, in accordance with US-GAAP.

Other Matter

We conducted the audit to form an opinion on the financial statements as a whole. The Company presents the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 for additional analysis but it is not a required part of the financial statements. The supplementary information is the responsibility of the management of the Company, which they derived from, and it relates directly to, the underlying accounting and other records used to prepare the financial statements. We have subjected the supplementary information to the auditing procedures we applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling the supplementary information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with US-GAAS. In our opinion, the supplementary information is stated fairly, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
August 12, 2013

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2013 and 2012

	2013	2012
Assets		
Current assets		
Cash and cash equivalents	$ 193,033	$ 171,469
Investments	1,353	16,174
Commissions receivable	1,644	2,138
Prepaid expenses	17,553	4,270
Total current assets	213,583	194,051
Total assets	$ 213,583	$ 194,051
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,185	$ 13,319
Total current liabilities	21,185	13,319
Stockholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, zero shares issued and outstanding	–	–
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2011 - 2,075,263)	1,285,750	1,285,750
Retained earnings (accumulated deficit)	(1,093,352)	(1,105,018)
Total stockholders' equity	192,398	180,732
Total liabilities and stockholders' equity	$ 213,583	$ 194,051

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2013 and 2012

	2013	2012
Revenues		
Commissions	$233,690	$240,394
Investment, net	(2,747)	4,074
Total revenues	230,943	244,468
Expenses		
Compensation, payroll taxes and benefits	44,190	46,281
Business development	15,232	8,851
Commissions and fees	1,585	8,537
Corporate and shareholder	10,576	11,429
Occupancy	6,507	7,373
Office	2,867	3,432
Professional fees	90,251	110,589
Regulatory	4,597	8,026
Social screening and shareholder advocacy	33,818	24,203
Travel and meetings	8,018	8,364
Total expenses	217,641	237,085
Income before income taxes	13,302	7,383
Taxes on income	1,636	1,613
Net income	$ 11,666	$5,770
Net income per share		
Basic	$0.01	$0.00
Fully diluted	$0.01	$0.00
Shares used to compute per share amounts		
Basic	2,075,263	2,075,263
Fully diluted	2,075,263	2,075,263

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Changes in Stockholders' Equity
Years ended June 30, 2013 and 2012

	Common stock		Retained earnings (accumulated deficit)	Total stockholders' equity
	Shares	Amount		
Balances, June 30, 2011	2,075,263	$1,285,750	($1,110,788)	$174,962
Net income	–	–	5,770	5,770
Balances, June 30, 2012	2,075,263	1,285,750	(1,105,018)	180,732
Net income	–	–	11,666	11,666
Balances, June 30, 2013	2,075,263	$1,285,750	($1,093,352)	$192,398

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 11,666	$ 5,770
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Net loss (gain) from sale and holding of investments	2,877	(3,927)
Changes in current assets and liabilities		
Commissions receivable	494	(356)
Other receivables	–	8,535
Prepaid expenses	(13,283)	8,826
Accounts payable and accrued liabilities	7,866	(15,567)
Income taxes receivable and payable	–	(800)
Net cash provided (used) by operating activities	9,620	2,481
Cash flows from investing activities		
Purchase of investments	–	(9,927)
Proceeds from sale of investments	11,944	–
Net cash provided (used) by investing activities	11,944	(9,927)
Net change in cash and cash equivalents	21,564	(7,446)
Cash and cash equivalents, beginning of year	171,469	178,915
Cash and cash equivalents, end of year	$193,033	$171,469
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$ 1,636	$ 2,413

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2013

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company), as part of a reverse merger effective July 22, 2011, is a continuation of the original Progressive Asset Management, Inc., which incorporated in California on July 14, 1987, registered as a broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority, Inc. (FINRA). Since May 1999 (Note 4), the Company has worked primarily to recruit brokers committed to socially responsible investing into the Progressive Asset Management Group.

Effective July 22, 2011, under a Purchase and Sale Agreement, the original Progressive Asset Management, Inc. exchanged its assets and liabilities for all of the common stock of PAM Holdings, Inc. (Holdings). Immediately thereafter, the original Progressive Asset Management, Inc. and Holdings exchanged names. Hereinafter, "Company" refers to the successor operating company now named Progressive Asset Management, Inc. and "Holdings" refers to the new holding company now named PAM Holdings, Inc.

The management, directors and majority owners of the original Company formed Holdings solely to restructure the Company into legally separate holding and operating companies. There was no outside consideration paid, received or exchanged or any change in ownership proportions, values or rights. Accordingly, the original Company and Holdings did not account for the transaction using the fair value acquisition method for business combinations contemplated under accounting principles generally accepted in the United States of America (US-GAAP).

In its policies, practices and programs, the Company commits to provide its clients with the highest quality social investment research and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company are in Oakland, California.

The Company claims exemption from Rule 15c3-3 of the SEC because it does not carry customer funds or handle customer securities.

Principles of consolidation
Amounts and information presented consist solely of the activities and accounts of the Company and do not include the activities and accounts of Holdings. Holdings

Note 1 – Summary of significant accounting policies (continued)

does not hold any significant assets or liabilities and the Company does not have any significant transactions with Holdings. The management of the Company makes no representations concerning the fair value of those transactions.

Basis of accounting
The management of the Company prepares the accompanying financial statements in accordance with US-GAAP, reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Security transactions and commissions
The Company records net commission revenue from Financial West Group (FWG) (Note 4) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options, outstanding during the year, unless anti-dilutive.

Estimated fair value of financial instruments
The management of the Company estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires the management of the Company to make estimates and assumptions that affect the

Note 1 – Summary of significant accounting policies (continued)

amounts reported. Although the management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation. Refer and compare to the prior year financial statements for details.

Subsequent events
The management of the Company evaluated subsequent events for recognition and disclosure through August 12, 2013.

Note 2 – Fair value of investments

The Company utilizes various methods to measure the fair value of its investments. US-GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing assumptions by the management of the Company about the assumptions a market participant would use in valuing the asset or liability and based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the security. To the extent that the Company bases

Note 2 – Fair value of investments (continued)

valuation on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment the management of the Company exercises in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In addition, inputs for Levels 2 and 3 include Market, Cost and Income. By definition, inputs for Level 1 are always Market. In such cases, for disclosure purposes, the management of the Company determines the level in the fair value hierarchy within which the fair value measurement falls in its entirety based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements
A description of the valuation techniques the Company applied to its investments in securities measured at fair value on a recurring basis follows:

Restricted securities (equity)
The Company measures the fair value of restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market based on the last reported sales price on the day of valuation (Market) less a discount (Market), determined by the management of the Company, to reflect the difference between the last reported sales price on the day of valuation of unrestricted securities and the expected selling price on the day of valuation of the restricted securities. The Company measures the fair value of restricted securities issued by nonpublic entities by reference to comparable public entities (Market), fundamental data relating to the issuer (Market) or both. To the extent that the management of the Company determines that the restrictions on restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market are not material, and the related discount is not a significant input, such measurement is Level 1 of the fair value hierarchy. If the discount is a significant input, such measurements are Level 2 or 3 of the fair value hierarchy. For all other restricted securities, to the extent that information known to the management of Company is not a significant input, such measurements are Level 2 of the fair value hierarchy. To the extent that information known to the management of Company is a significant input, such measurements are Level 3 of the fair value hierarchy.

Note 2 – Fair value of investments (continued)

Corporate Bonds
The Company measures the fair value of Corporate Bonds using various methods, including recently executed transactions of the Corporate Bonds, other corporate bonds of the same issuer and corporate bonds of comparable issuers (Market); corporate bond spreads (Cost); market and corporate bond interest rates (Income); and fundamental data relating to the issuer (Market). The management of the Company relies on the custodian and FWG to synthesize the methods and determine a composite fair value. In addition, the management of the Company applies any information it has as a corporate bond market participant (Market). To the extent that information known to the management of Company is not a significant input, such measurements are Level 2 of the fair value hierarchy. To the extent that information known to the management of Company is a significant input, such measurements are Level 3 of the fair value hierarchy. Because the fair value of Corporate Bonds in default depends significantly on information known to the management of the Company, such measurement is Level 3 of the fair value hierarchy.

The following table summarizes the inputs used to value investments measured at fair value as of June 30, 2013:

	Cost	Fair Value
Level 1		
Restricted securities (equity)		
Envision Solar International, Inc.	$–	$1,353
Totals	$–	$1,353

The following table summarizes the inputs used to value investments measured at fair value as of June 30, 2012:

	Cost	Fair Value
Level 1		
Restricted securities (equity)		
Envision Solar International, Inc.	$ –	$ 1,224

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2013

Note 2 – Fair value of investments (continued)

Level 3		
Corporate Bonds		
HSB Group 1.45625% 07-15-2027	9,906	14,950
Totals	$9,906	$16,174

During the years ended June 30, 2013 and 2012, there were no transfers of investments among Levels 1, 2 or 3.

The following is a reconciliation of investments in securities for which the Company used Level 3 inputs to determine fair value during the years ended June 30, 2013 and 2012:

	2013	2012
Corporate Bonds		
Beginning fair value	$14,950	$ –
Purchases	–	9,906
Sales	(11,944)	–
Realized loss	(3,006)	–
Unrealized gain	–	5,044
Ending fair value	$ –	$14,950

During the years ended June 30, 2013 and 2012, investment revenue is as follows:

	2013	2012
Interest and dividends	$ 130	$ 147
Realized loss	(3,006)	–
Unrealized appreciation	129	3,927
Total investment revenue	($2,747)	$22,717

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2013

Note 3 – Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse. As of June 30, 2013 and 2012, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2013 and 2012 (net of a 100% valuation allowance) resulting from available carry forwards of net operating losses and federal low income housing income tax credits.

As of June 30, 2013, the Company had carry forwards of unused net operating losses and federal low-income housing income tax credits totaling approximately $94,000 and $39,000, respectively.

During the years ended June 30, 2013 and 2012, income tax provisions consist entirely of state income taxes.

The management of the Company considers certain tax positions taken by the Company. A tax position is a position taken in a previously filed tax return or a position the management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or a decision to exclude reporting taxable income in a return
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Note 3 – Income taxes (continued)

Evaluating a tax position requires the management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files federal and state income tax returns in California and Maryland. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended June 30, 2013, interest and penalties related to income taxes and tax positions were not material. As of June 30, 2013, the management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2014. As of June 30, 2013, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2009 through June 30, 2013.

Note 4 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into an agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. doing business as Financial West Group (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions to the transferred representatives and remits the net commissions to the Company. The Company earned nearly all of its commission revenue under the FWG agreement.

Note 5 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan (Plan) for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The

Note 5 – Employee benefit plans (continued)

Company incurred matching contribution expense during the years ended June 30, 2013 and 2012, totaling $1,170 and $761, respectively.

Note 6 – Commitments and contingencies

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of the management of the Company, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 7 – Related parties

An officer of FWG serves as the Director of Business Development for the Company. Compensation paid by the Company to that officer of FWG during the years ended June 30, 2013 and 2012, totaled $37,200 and $37,200, respectively.

Beginning October 1, 2012, an independent advisor representative (IAR) affiliated with FWG serves as the Director of Social Research and Shareholder Activism for the Company. Compensation paid by the Company to that IAR of FWG during the years ended June 30, 2013, totaled $18,000.

An officer, director and shareholder of the Company is an officer of an entity that subleases office space to the Company. During the years ended June 30, 2013 and 2012, the Company paid that entity $5,930 and $6,227, respectively.

Note 8 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2013, the Company had net capital of $171,566, which is $71,566, in excess of its required net capital. As of June 30, 2013, the ratio of aggregate indebtedness to net capital was 0.12 to 1.

Supplementary Information Required by Rule 17a-5 under the
Securities Exchange Act of 1934

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2013 and 2012

	2013	2012
Balance, beginning of year	$–	$–
Increase (decrease)	–	–
Balance, end of year	$–	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2013

Aggregate indebtedness	
Total liabilities	$ 21,185
Less subordinated liabilities	–
Net aggregate indebtedness	$ 21,185
Net capital	
Stockholders' equity	$192,398
Deductions	
Prepaid expenses	17,553
Security haircuts	2,754
Undue concentration	525
Total deductions	20,832
Net capital	171,566
Net capital requirements and ratio	
Minimum net capital requirements	
The higher of 6⅔% of aggregate indebtedness or $100,000	100,000
Excess net capital	$ 71,566
Excess net capital after deducting the higher of 10% of aggregate indebtedness or $120,000	$ 51,566
Aggregate indebtedness to net capital ratio	0.12 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
June 30, 2013

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2012)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$178,703
Audit adjustments	(7,137)
Net capital, as adjusted	$171,566
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 14,054
Audit adjustments	7,131
Aggregate indebtedness, as adjusted	$ 21,185

Net capital audit adjustments total as follows:

Unrecorded liabilities	($ 7,131)
Security haircuts	1
Undue concentration	(7)
Net capital audit adjustments	($ 7,137)

Aggregate indebtedness audit adjustments total as follows:

Unrecorded liabilities	$ 7,131
Aggregate indebtedness audit adjustments	$ 7,131

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2013

A supplementary report pursuant to Rule 17a- 5(d)(4) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors of Progressive Asset Management, Inc.:

In planning and performing the audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the internal control over financial reporting of the Company (internal control) to design the audit procedures to express an opinion on the financial statements, but not to express an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of internal control.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, the management of the Company makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

referred to in the second paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and the practices and procedures are to provide the management of the Company with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of the management of the Company and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and internal control and the practices and procedures referred to above may not detect the error or fraud. In addition, projection of any evaluation of internal control and the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that internal control will not prevent, or detect and correct, material misstatements of the financial statements on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider significant deficiencies and communicated them in writing to management and those charged with governance of the Company on October 11, 2013.

We understand that the SEC considers the practices and procedures that accomplish the objectives referred to in the second paragraph to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our

study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of June 30, 2013, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
August 12, 2013